SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA -COPEL
Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 - Preferred "B"
SEC Register (CUSIP) 20441B308 - Common
LATI BEX Register 29922 - Preferred "B"

SPECIAL SHAREHOLDERS' MEETING

CALL NOTICIE

The Shareholders of this Company are summoned to meet at a Special Shareholders' Meeting, which shall be held at the Company's headquarters located at Rua Coronel Dulcídio, 800 - 10° andar, in the city of Curitiba, State of Paraná, on January 11, 2006 at 2:00 p.m., to deliberate on the following agenda:

1. Changes in the Company's bylaws to transfer the responsibility for Copel's participation in other corporations from the Business Management Office to the Finance and Investor Relations Office through the exclusion of items VIII and IX of article 23 and the inclusion of items VII and VIII at article 24, with the following wording:

"Art. 24 It is a responsibility of the Chief Financial and Investor Relations Officer:
(...)
Vll - to promote the management of assets of companies where the Company has participation; and
Vlll - to coordinate studies and implementation of new businesses' opportunities with or without third party."

2. Adequacy of the head of article 4, in accordance with the prerogative foreseen at paragraph 1 of article 7, both in the Company's bylaws, due to the conversion of PNA shares into PNB shares, as requested by shareholders.

3. Analysis on an eventual dismissal of one of the Board of Directors member.

Curitiba, December 16, 2005.
João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.